UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Banta Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

066821109

(CUSIP Number)

Louise Guarneri
Credit Suisse
Eleven Madison Avenue, New York, NY 10010
(212) 325-2000

(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

November 15, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of paragraphs 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	066821109

1.	Names of Reporting Persions. I.R.S. Identification Nos. of above persons (entities only) Credit Suisse, on behalf of the Investment Banking division
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [x]
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [x]
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER	See Item 5.
	8. SHARED VOTING POWER	See Item 5.
	9. SOLE DISPOSITIVE POWER	See Item 5.
	10. SHARED DISPOSITIVE POWER	See Item 5.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person See Item 5.
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13.	Percent of Class Represented by Amount in Row (11) See Item 5.
14.	Type of Reporting Person BK, HC

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on November 9, 2006 (the "Schedule 13D" and as amended by this Amendment No. 1, the "Statement"), with respect to the Common Stock (the "Shares") of Banta Corporation, a Wisconsin corporation (the "Company"). The principal executive offices of the Company are located at 225 Main Street, Menasha, WI 54952. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 3.	Source and Amounts of Funds

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the first paragraph of the previous response in its entirety and replacing it with the following:

The aggregate consideration (exclusive of commissions) paid by CS Cap LLC and CS Sec USA LLC for the acquisitions of the Shares (described in Item 5(a)) of the Company are as follows: CS Cap LLC paid USD 28,243,750 for the acquisitions of the Shares. CS Sec USA LLC paid USD 21,839,771 for the acquisitions of the Shares.

Item 4.	Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph of the previous response in its entirety and replacing it with the following:

CS Cap LLC acquired 625,000 Shares for hedging purposes. CS Sec USA LLC acquired 1,230 Shares for customer facilitation purposes, 2,030 Shares for hedging purposes, 14,849 Shares as part of index arbitrage trading strategies, 400,000 Shares as part of risk arbitrage trading strategies and 18,427 Shares as part of statistical arbitrage trading strategies.

Item 5.	Interest in Securities of the Issuer
The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

(a)

As of November 15, 2006, the Reporting Person may be deemed to beneficially own an aggregate of 1,061,536 Shares. CS Cap LLC directly holds 625,000 Shares. CS Sec USA LLC directly holds 436,536 Shares.

Accordingly, the Reporting Person may be deemed to beneficially own 4.3% of the outstanding Shares.

To the best knowledge of the Reporting Person, and except as described herein, neither the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC nor CS Sec USA LLC nor, to the best knowledge of the Reporting Person, any other persons listed on Schedules A-1 through A-6 attached hereto, beneficially owns any additional Shares.

(b)

With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Shares referenced in paragraph 5(a), there is shared power to vote, or to direct the vote of, and to dispose of, or to direct the disposition of, such Shares among the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC and CS Sec USA LLC.

(c)

Schedule B, which is incorporated herein by reference, sets forth the transactions in the Shares effected by the Reporting Person and its subsidiaries during the period beginning November 4, 2006 and ending November 15, 2006, inclusive.

(d) No other person is known by the Reporting Person to have the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person, CS Hldgs USA Inc, CS USA Inc, CS Cap Hldgs Inc, CS Cap LLC or CS Sec USA LLC.
(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Shares as of November 15, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 29, 2006
Credit Suisse, on behalf of the Investment Banking division
By:	/s/ Louise Guarneri
Name:	Louise Guarneri
Title:	Director

SCHEDULE A - 1

EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSON

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of the Reporting Person. The business address of the Reporting Person is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Robert Basso	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Human Resources	United States
Don Callahan	Eleven Madison Avenue New York, NY 10010 USA	Investment Banking Division Client Coverage Strategy	United States
Phil Cushmaro	Eleven Madison Avenue New York, NY 0010 USA	Head of Investment Banking Information Technology	United States
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	Chief Executive Officer of the Investment Banking Division and Chairman of the Investment Banking Management Committee	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Head of the Equity Division	United States
Brian D. Finn	Eleven Madison Avenue New York, NY 10010 USA	Head of Alternative Investments	United States
Marc D. Granetz	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of Global Corporate and Investment Banking, Head of the Global Mergers and Acquisitions Group	United States
John S. Harrison	Eleven Madison Avenue New York, NY 10010 USA	Managing Director	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Head of the Fixed Income Division	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Carlos Onis	Eleven Madison Avenue New York, NY 10010 USA	Senior Finance Officer of the Investment Banking Division	United States
Mark Rufeh	Eleven Madison Avenue New York, NY 10010 USA	Head of Strategy Implementation and Expense Management	United States
Eric M. Varvel	Eleven Madison Avenue New York, NY 10010 USA	Co-Head of the Global Corporate and Investment Banking Division	United States
Ken Weiner	Eleven Madison Avenue New York, NY 10010 USA	Head of Investment Banking Operational Risk Management	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Chief Operating Officer, Americas Region	United States

SCHEDULE A - 2

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE HOLDINGS (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Holdings (USA), Inc. The business address of Credit Suisse Holdings (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

SCHEDULE A - 3

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE (USA), INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse (USA), Inc. The business address of Credit Suisse (USA), Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
David C. Fisher	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial and Accounting Officer	United States
Neil Moskowitz	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
Lewis H. Wirshba	Eleven Madison Avenue New York, NY 10010 USA	Board Member	United States

SCHEDULE A - 4

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL HOLDINGS, INC.

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital Holdings, Inc. The business address of Credit Suisse Capital Holdings, Inc. is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
D. Wilson Ervin	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Peter J. Feeney	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Mananging Director and Board Member	United States
Robert E. Griffith	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	President and Board Member	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
Philip S. Vasan	Eleven Madison Avenue New York, NY 10010 USA	Managing Director and Board Member	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Chief Executive Officer and Board Member	United States

SCHEDULE A - 5

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE CAPITAL LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Capital LLC. The business address of Credit Suisse Capital LLC is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Maria Chiodi	One Madison Avenue New York, NY 10010 USA	General Counsel	United States
John F. Clark	Eleven Madison Avenue New York, NY 10010 USA	Board Manager and Chief Operating Officer	United States
Jason P. Manske	Eleven Madison Avenue New York, NY 10010 USA	President, Managing Director and Board Manager	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Board Manager and Chief Financial Officer	United States
Sudip V. Thakor	Eleven Madison Avenue New York, NY 10010 USA	Mananging Director and Board Manager	United States
Simon D. Yates	Eleven Madison Avenue New York, NY 10010 USA	Chairman, Chief Executive Officer and Board Manager	United States

SCHEDULE A - 6

EXECUTIVE OFFICERS AND DIRECTORS OF CREDIT SUISSE SECURITIES (USA) LLC

The following sets forth the name, business address, present principal occupation and citizenship of each executive officer and director of Credit Suisse Securities (USA) LLC. The business address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010, USA.

Name	Business Address	Title	Citizenship
Brady W. Dougan	Eleven Madison Avenue New York, NY 10010 USA	President, Chief Executive Officer and Board Manager	United States
John A. Ehinger	Eleven Madison Avenue New York, NY 10010 USA	Board Manager	United States
Gary Gluck	Eleven Madison Avenue New York, NY 10010 USA	Treasurer	United States
James P. Healy	Eleven Madison Avenue New York, NY 10010 USA	Board Manager	United States
Paul J. O'Keefe	Eleven Madison Avenue New York, NY 10010 USA	Chief Financial Officer	United States
D. Neil Radey	One Madison Avenue New York, NY 10010 USA	Managing Director and General Counsel	United States

SCHEDULE B

The following table lists all trades effected by the indicated entity in the Shares during the period beginning November 4, 2006 and ending November 15, 2006, inclusive. All trades were effected in ordinary trading on the indicated exchange.

Date	Entity	Buy/Sell	Quantity	Security	Price	CCY	Exchange

11/6/2006	CS Sec USA LLC	Sell	2,900	Shares	52.08	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	100	Shares	52.07	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	300	Shares	52.00	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	200	Shares	52.04	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	100	Shares	52.04	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	100	Shares	52.03	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	300	Shares	52.04	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	200	Shares	52.03	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	300	Shares	52.04	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	200	Shares	52.03	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	700	Shares	52.05	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	700	Shares	52.07	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	491	Shares	52.08	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	200	Shares	51.99	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	400	Shares	52.07	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	200	Shares	52.01	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	100	Shares	52.07	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	1,020	Shares	52.06	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	400	Shares	52.03	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	700	Shares	52.04	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	100	Shares	52.04	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	3,680	Shares	52.04	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	100	Shares	52.01	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Sell	100	Shares	52.05	USD	New York Stock Exchange
11/6/2006	CS Sec USA LLC	Buy	100	Shares	52.08	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	200	Shares	52.11	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	1,520	Shares	52.00	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	100	Shares	52.09	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	100	Shares	52.10	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	16	Shares	52.01	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	100	Shares	52.01	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	2,200	Shares	52.09	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	746	Shares	52.01	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	621	Shares	52.07	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	506	Shares	52.08	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	1,906	Shares	52.08	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Buy	100	Shares	52.10	USD	New York Stock Exchange
11/7/2006	CS Sec USA LLC	Sell	300	Shares	52.16	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	1	Shares	52.00	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	400	Shares	52.03	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	300	Shares	52.02	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	1,400	Shares	52.05	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	200	Shares	52.03	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	900	Shares	52.03	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	200	Shares	52.04	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	100	Shares	52.03	USD	New York Stock Exchange
11/8/2006	CS Sec USA LLC	Buy	828	Shares	52.01	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	19,700	Shares	51.88	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	500	Shares	51.73	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	100	Shares	51.87	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	200	Shares	51.75	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	300	Shares	51.87	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	100	Shares	51.76	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	5,200	Shares	51.87	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	200	Shares	51.81	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	100	Shares	51.81	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	3,100	Shares	51.79	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	100	Shares	51.80	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	400	Shares	51.82	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	500	Shares	51.85	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	75,000	Shares	51.85	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Buy	100	Shares	51.85	USD	New York Stock Exchange
11/9/2006	CS Sec USA LLC	Sell	10,100	Shares	51.85	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	900	Shares	51.93	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	3,100	Shares	51.92	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	1	Shares	51.90	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	1,200	Shares	51.96	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	300	Shares	51.96	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	100	Shares	51.98	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	200	Shares	51.98	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	100	Shares	51.98	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	55,000	Shares	51.92	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	4,800	Shares	51.95	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	24,700	Shares	51.90	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	600	Shares	51.90	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Sell	300	Shares	51.91	USD	New York Stock Exchange
11/10/2006	CS Sec USA LLC	Buy	100	Shares	51.98	USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Buy	100	Shares	52.00	USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Buy	200	Shares	52.00	USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Buy	39	Shares	51.99	USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	5,000	Shares	52.00	USD	New York Stock Exchange
11/13/2006	CS Sec USA LLC	Sell	400	Shares	51.81	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	100	Shares	51.97	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	107	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	1,293	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	1,000	Shares	51.97	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	12,900	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	7	Shares	51.97	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	121	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	2,200	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	3,850	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Sell	3,193	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	200	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	100	Shares	51.98	USD	New York Stock Exchange
11/14/2006	CS Sec USA LLC	Buy	200	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	7,900	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	2,100	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	4,400	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	5,100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	500	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	200	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,000	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	13,100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	10,000	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	2,400	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	500	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	200	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	400	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	500	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,400	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	500	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,400	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	500	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,300	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	9,800	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	400	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	300	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,100	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,500	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	5,000	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	100	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	6,000	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	6,200	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	146	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	600	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1,200	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	200	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	463	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	5,100	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	31	Shares	51.93	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	186	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	200	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	3,700	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	937	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	200	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	400	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	100	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	1	Shares	51.95	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Sell	500	Shares	51.96	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	300	Shares	51.97	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	100	Shares	51.98	USD	New York Stock Exchange
11/15/2006	CS Sec USA LLC	Buy	900	Shares	51.97	USD	New York Stock Exchange